SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem

EARNINGS RELEASE
4Q23 and 2023

Braskem
MSA

CONTENTS

1. 4Q23 HIGHLIGHTS	5
2. KEY INDICATORS	6
3. GLOBAL PETROCHEMICAL INDUSTRY	7
4. PERFORMANCE BY SEGMENT	9
4.1 BRAZIL/SOUTH AMERICA	9
4.2 UNITED STATES & EUROPE	16
4.3 MEXICO	19
5. CONSOLIDATED FINANCIAL OVERVIEW	25
5.1 CONSOLIDATED REVENUE	25
5.2 COST OF GOODS SOLD (COGS)	26
5.3 OTHER REVENUE (EXPENSE), NET	26
5.4 RECURRING EBITDA	27
5.5 CONSOLIDATED FINANCIAL RESULT	27
5.6 NET INCOME (LOSS)	28
5.7 INVESTMENTS	29
5.8 CASH FLOW	31
5.9 DEBT MATURITY PROFILE AND RATING	32
6. CAPITAL MARKETS	34
7. LIST OF ANNEXES:	36

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and the world leader in biopolymers, announces the calendar for its 4Q23 and 2023 disclosures, as follows.

Conference Call

Portuguese (original audio) with simultaneous translation into English

March 19, 2024 (Tuesday)

Time: 12 p.m. Brasília | 11 a.m. US ET | 3 p.m. London

Link Zoom: Click here

Investor Relations Channels

Investor Relations Website: http://ri.braskem.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

Braskem Invest: podcast for investors, available on Spotify (in Portuguese) at this link.

Braskem posts Recurring EBITDA of US$211 million in the quarter, up 13% from 3Q23

4

1.	4Q23 HIGHLIGHTS

5

2.	KEY INDICATORS
Main Operational Indicators	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Brazil
Utilization Rate Ethylene (%)	66%	68%	72%	-2 p.p.	-6 p.p.	71%	78%	-7 p.p.
Sales Volume of Main Chemicals (kton)	559	547	657	2%	-15%	2,407	2,888	-17%
Sales Volume of Main Chemicals Exports (kton)	81	89	74	-9%	10%	354	331	7%
Sales Volume of Resins (kton)	785	884	861	-11%	-9%	3,342	3,518	-5%
Sales Volume of Resins Exports (kton)	210	206	194	2%	800	662	827	-3%
Utilization Rate of Green Ethylene (%)	62%	108%	96%	-46 p.p.	-34 p.p.	69%	95%	-26 p.p.
Sales of Green PE (kton)	49	42	54	17%	-10%	155	179	-13%
United States and Europe
Utilization Rate (%)	82%	81%	75%	1 p.p.	6 p.p.	81%	80%	1 p.p.
Sales Volume (kton)	512	543	515	-6%	-1%	2,110	2,097	1%
Mexico
Utilization Rate (%)	84%	66%	69%	18 p.p.	15 p.p.	77%	73%	4 p.p.
Sales Volume (kton)	178	214	178	-17%	0%	803	767	5%

Main Financial Indicators	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Average Exchange Rate (R$/US$)	4.95	4.88	5.26	1%	-6%	4.99	5.16	-3%
In US$ million
Net Revenue	3,369	3,416	3,613	-1%	-7%	14,113	18,733	-25%
COGS	(3,167)	(3,300)	(3,628)	-4%	-13%	(13,516)	(16,519)	-18%
Recurring EBITDA¹	211	187	(32)	13%	n.a.	743	2,060	-64%
Net Financial Result	(154)	(490)	(73)	-68%	111%	(674)	(829)	-19%
Net Income (Loss)²	(317)	(497)	(326)	-36%	-3%	(935)	(70)	1234%
Cash Generation³	(170)	(284)	30	-40%	n.a.	(909)	654	n.a.
Adjusted Net Debt/Recurring EBITDA (x)	8.12x	12.21x	2.42x	-33%	n.a.	8.12x	2.42x	n.a.
In R$ million
Net Revenue	16,691	16,676	18,990	0%	-12%	70,569	96,519	-27%
COGS	(15,683)	(16,106)	(19,068)	-3%	-18%	(67,548)	(85,161)	-21%
Recurring EBITDA¹	1,049	921	(168)	14%	n.a.	3,737	10,571	-65%
Net Financial Result	(798)	(2,410)	(384)	-67%	108%	(3,400)	(4,225)	-20%
Net Income (Loss)²	(1,575)	(2,418)	(1,710)	-35%	-8%	(4,579)	(336)	1264%
Cash Generation³	(843)	(1,388)	155	-39%	n.a.	(4,560)	3,273	n.a.
¹EBITDA (-) non-recurring expenses, including expenses related to the geological event in Alagoas, PIS and COFINS credits and others
²Net Profit (Loss) Attributable to Company's Shareholders
³Cash Flow Generation (=) Net Cash Generated from Operating Activities (-) Leniency Agreement (+) effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents (+) Net Cash used in Investing Activities (+) Leasing (+) Geological Event in Alagoas

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3.	GLOBAL PETROCHEMICAL INDUSTRY
International References¹ (US$/ton)	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Brazil
Prices
Brent (US$/bbl)	84	87	88	-3%	-5%	83	101	-18%
Natural Gas (US$/MMBtu)	3	3	7	6%	-59%	3	7	-61%
Naphtha	636	638	645	0%	-1%	643	770	-16%
Ethane	169	219	288	-23%	-41%	182	356	-49%
Propane	350	353	414	-1%	-15%	370	576	-36%
Resins (i)	897	886	915	1%	-2%	930	1,201	-23%
PE US	912	890	941	2%	-3%	944	1,284	-26%
PP Asia	917	909	927	1%	-1%	951	1,106	-14%
PVC Asia	782	812	778	-4%	0%	819	1,095	-25%
Main Chemicals (ii)	1,007	995	1,033	1%	-3%	1,041	1,263	-18%
Caustic Soda US	358	356	932	1%	-62%	498	817	-39%
EDC US	252	208	150	21%	68%	246	433	-43%

Spreads
Resins (i)	316	306	370	3%	-15%	356	525	-32%
PE US (iii)	342	314	348	9%	-2%	366	568	-36%
PP Asia	280	271	282	3%	0%	308	336	-8%
PVC Spread Par (iv)	311	370	703	-16%	-56%	450	838	-46%
Main Chemicals (v)	370	357	388	4%	-5%	398	493	-19%

USA & Europe
PP US	1,462	1,238	1,595	18%	-8%	1,395	2,201	-37%
PP Europe	1,392	1,339	1,460	4%	-5%	1,416	1,792	-21%
Average Price - US and Europe (vi)	1,443	1,266	1,557	14%	-7%	1,401	2,086	-33%

Propylene Polymer Grade US	1,021	797	713	28%	43%	954	1,121	-15%
Propylene Polymer Grade Europe	1,166	1,109	1,207	5%	-3%	1,176	1,463	-20%
Average Price - Raw Material (vii)	1,062	885	851	20%	25%	1,016	1,216	-16%

PP US Spread	441	441	882	0%	-50%	441	1,080	-59%
PP Europe Spread	226	230	252	-1%	-10%	240	329	-27%
PP US and Europe - Average Spread	381	382	706	0%	-46%	385	870	-56%

Mexico
PE US (1)	904	889	927	2%	-2%	944	1,248	-24%
Ethane US (2)	169	219	288	-23%	-41%	182	356	-49%
Spread (1-2)	736	670	640	10%	15%	762	892	-15%
¹Source: External consulting (Spot Price)
(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)
(ii) Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%)
(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)
(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)
(v) Main Chemicals - Naphtha
(vi) PP USA (72%) and PP Europe (28%)
(vii) Propylene USA (72%) and Propylene Europe (28%)

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International Market Petrochemical Spreads – 4Q23 vs. 3Q23

BRAZIL/SOUTH AMERICA

PE spread increased (+9%) from 3Q23, impacted by higher PE prices in the U.S. (+2%), explained by the lower inventories across the region, due to the higher exports during the period. ARA naphtha price remained steady in relation to 3Q23.

PP spread increased (+3%) from 3Q23, due to higher PP prices in Asia (+1%), mainly explained by the increase in propylene costs, the feedstock for PP production, in the period. ARA naphtha price remained steady in relation to 3Q23.

PVC Par spread was lower (-16%) in relation to 3Q23. PVC prices in Asia was lower (-4%) due to lower demand especially from the construction sector in China. On the other hand, caustic soda prices in the U.S., co-product in PVC production, increased (+1%) from 3Q23, explained by lower availability in the international market, especially in the United States, due to non-scheduled shutdowns at a few plants.

Spreads on Main Basic Chemicals were higher (+4%) than in the previous quarter, mainly impacted by: (i) higher propylene prices (+28%), explained by lower supply due to scheduled and unscheduled shutdowns at PDH (Propane Dehydrogenation) plants in the United States; (ii) higher benzene prices (+18%), explained by the recovery of prices after the lowest historical level in 3Q23; (iii) higher ethylene prices (+5%), explained by the lower supply in Europe caused by operational shutdowns; and (iv) lower gasoline prices (-24%) in the period, mainly due to lower demand resulting from the end of the driving season in the United States.

UNITED STATES & EUROPE

PP spreads in the U.S. remained in line with 3Q23. PP spreads in Europe were lower (-1%) than in 3Q23, due to the higher propylene prices in Europe (+5%) and, due to lower supply caused by operational shutdowns in the region, partially offset by the higher PP prices in Europe (+4%) due to higher local demand caused by delayed deliveries of imported product.

MEXICO

PE spreads in Mexico were higher (+10%) than in 3Q23, affected by higher PE prices in the U.S. (+2%), as explained under the Brazil/South America’s section. Ethane prices were lower (-23%), mainly explained by: (i) logistical restrictions in the Panama Canal, which limited gas exports from the United States; and (ii) higher ethane supply in the region, due to high production levels during the period.

For more information on the petrochemical scenario in the quarter, see appendix 7.1.

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4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL/SOUTH AMERICA

Recurring EBITDA in 4Q23 was US$123 million (R$619 million), higher (+7%) than in 3Q23 and corresponding to 52% of the Company’s consolidated Recurring EBITDA in the quarter. This growth is mainly explained by: (i) the 3% increase in average resin spreads and the 4% increase in spreads on main chemicals; (ii) the increase of 11 kton, or 2%, in the sales volume of main chemicals in the Brazilian market; and (iii) the increase of 4 kton, or 2%, in the sales volume of resins in the international market.

Compared to 4Q22, the increase in Recurrent EBITDA of US$156 million (R$788 million) is mainly explained by: (i) prioritizing sales with higher added value; (ii) the increase of 7 kton, or 10%, in the exportation sales volume of main chemicals; (iii) an increase of 16 kton, or 8%, in the sales volume of resin exports; (iv)the recognition in the result of REIQ amounting to around US$ 20 million (R$ 97 million) related to the calculation of tax credits in 4Q23. In the Brazilian real, the increase is also explained by the 5.8% increase in the average price of the Brazilian real against the U.S. dollar in the period.

4.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP, and PVC): decreased in relation to 3Q23 (-6%), mainly due to: (i) lower demand for PE and PP from the packaging, hygiene, and home appliance sectors; and (ii) lower demand for PVC in 4Q23, driven by the destocking process across the production chain. Compared to 4Q22, the decrease (-4%) is explained by lower demand for PE from hygiene, beverage and adhesive sectors.

Average utilization rate of petrochemical crackers: reduction in relation to 3Q23 (-2 p.p.) and 4Q22
(-6 p.p.) is explained by: (i) the scheduled maintenance shutdown in the petrochemical complex in Bahia, which lasted around 50 days; (ii) lower feedstock availability at the São Paulo petrochemical complex due scheduled maintenance shutdown of a domestic supplier; and (iii) the production adjustment in order to face with lower global demand.

c) Resin sales volume: in the Brazilian market, resin sales were lower in relation to 3Q23 (-11%), mainly explained by: (i) the prioritization of sales with higher added value; and (ii) the seasonality of the period. In relation to 4Q22, resin sales volume in the Brazilian market decreased (-9%) due to the higher PE sales volume in the last quarter of 2022 due to higher demand in that period.

9

The resin exports in 4Q23 were higher when compared to 3Q23 (+2%) and 4Q22 (+8%), mainly due to the PE and PP commercial opportunities in South America.

d) Sales volume of main chemicals1: in the Brazilian market, main chemicals sales were higher than in 3Q23 (+2%) due to normalization in the production of some customers who conducted their scheduled shutdowns over the last few months. In relation to 4Q22, the reduction (-15%) is mainly explained by: (i) the scheduled shutdowns of customers in 4Q23, especially from paraxylene customers; (ii) lower styrene demand; and (iii) lower gasoline sales volume in the Brazilian market.

The exports decreased (-9%) compared to 3Q23 due to the lower availability of products for sale caused by the scheduled maintenance shutdown in the petrochemical complex in Bahia. In relation to 4Q22, the increase (+10%) is explained by higher gasoline sales volume in the international market due to better opportunities in the international fuels market.

1 Main base chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzyne, toluene and paraxylene, given the share of these products in the segment.

10

4.1.2	UPDATES ABOUT ALAGOAS

The Management of Braskem, based on its assessment and that of its external advisers, considering the short- and long-term effects shown in technical studies, and the best estimate of expenses for implementing diverse measures connected with the geological event in Alagoas, presents the provision with the following changes in the period ended December 31, 2023:

Provisions (R$ million)	2023	2022
Balance at the beginning of the period	6,627	7,661
Provisions (*)	2,307	1,520
Payments and reclassifications	(3,826)	(2,743)
Realization of present value adjustment (**)	132	188
Balance at the end of the period	5,240	6,627

(*) In 2023, refers mainly to the complementary provision of approximately R$980 million (R$920 million net of adjustment to present value) of the Instrument of Global Agreement of R$1.7 billion disclosed, of which approximately R$720 million were already provisioned. Of this amount, R$700 million was disbursed in 2023 and R$1 billion (R$961 million net of present value adjustment) is classified as other accounts payable; b) monetary adjustment in total of R$114 million classified as financial expense.

(**) Of this amount, R$2,686 million (2022: R$2,532 million) refers to payments made and R$1,140 million (2022: R$211 million) was reclassified to other accounts payable.

In 2023, Braskem signed the Global Agreement with the Municipality of Maceió, which mainly establishes (i) the payment of indemnity, compensation, and compensation for pecuniary and non-pecuniary damages to the Municipality of Maceió; and (ii) the Municipality's adherence to the terms of the Socio-Environmental Agreement, including the Social Action Plan (PAS).

In relation to the development of the work fronts in Maceió, during 2023 Braskem continued to advance on the Compensation and Relocation front and at the end of February 2024, the acceptance rate of proposals was 99.4%. The relocation program ended on February 2024, and was 99.6% executed, with 100% of residents in criticality area 00 having already been relocated.

In the front of closing and monitoring the salt cavities, under approval of the Agência Nacional de Mineração (ANM), the Company keeps the closuring plan for the 35 mining areas and periodically issues. reports on the implementation of the Plan, which complies with the standards and recommendations established by this agency. According to preliminary analysis results, the indication for cavity 18, after collapsing as a result of atypical microseismical activity on December 10, 2023, is that no additional sand filling measures will be necessary, and it is considered to be in the group of naturally filled cavities.

For more information on advances made on the action fronts related to the geological event in Alagoas during the quarter, see appendix 7.2.

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4.1.3	FINANCIAL OVERVIEW
BRAZIL	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Overview (US$ million)
Net Revenue	2,369	2,354	2,652	1%	-11%	9,898	13,418	-26%
COGS	(2,254)	(2,305)	(2,731)	-2%	-17%	(9,634)	(12,269)	-21%
Gross Profit	114	49	-79	136%	n.a.	264	1,148	-77%
Gross Margin	5%	2%	-3%	3 p.p.	8 p.p.	3%	9%	-6 p.p.
SG&A	(103)	(89)	(96)	16%	7%	(357)	(359)	0%
Other Operating Income (Expenses)¹	(203)	(12)	(33)	1607%	513%	(303)	(372)	-19%
Recurring EBITDA²	123	115	-32	7%	n.a.	442	1,211	-63%
EBITDA Margin³	5%	5%	-1%	0 p.p.	6 p.p.	4%	9%	-5 p.p.

Financial Overview (R$ million)
Net Revenue	11,740	11,492	13,939	2%	-16%	49,512	69,080	-28%
COGS	(11,166)	(11,247)	(14,353)	-1%	-22%	(48,159)	(63,196)	-24%
Gross Profit	575	245	-414	134%	n.a.	1,353	5,884	-77%
Gross Margin	5%	2%	-3%	3 p.p.	8 p.p.	3%	9%	-6 p.p.
SG&A	(508)	(433)	(504)	17%	1%	(1,784)	(1,851)	-4%
Other Operating Income (Expenses)¹	(997)	(60)	(174)	1565%	474%	(1,441)	(1,891)	-24%
Recurring EBITDA²	619	572	-168	8%	n.a.	2,235	6,217	-64%
EBITDA Margin³	5%	5%	-1%	0 p.p.	6 p.p.	5%	9%	-4 p.p.
¹It considers the provision related to the geological event of Alagoas in the amount of R$1.0 billion in 4Q23
²Does not consider the provisions related to the geological event in Maceió, Alagoas
³It considers the Recurring EBITDA in relation to net revenue

A) Net Revenue: in line with 3Q23 in U.S. dollar and higher in Brazilian real (+2%) due to the 2% increase in PE prices in the international market and by the prioritization of sales with higher added value. In Brazilian real, the increase is also explained by the 1.5% depreciation in the average price of the Brazilian real against the U.S. dollar in the period.

Compared to 4Q22, the decrease in U.S. dollar (-11%) and Brazilian real (-16%) is explained by: (i) the reduction of 4% in average resin prices and 5% in the average price of main chemicals in the international market; (ii) the reduction of 76 kton, or 9%, in resin sales volume in the Brazilian market; and (iii) the reduction of 98 kton, or 15%, in the sales volume of main chemicals in the Brazilian market. These combined effects resulted in a R$1.6 billion drop in net revenue in relation to 4Q22. In Brazilian real, the decrease is also explained by the 5.8% appreciation in the average Brazilian real against the U.S. dollar during the period.

Resin sales by sector (%)

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Resin sales by region (% in tons)

B) Cost of Goods Sold (COGS): decreased in U.S. dollar (-2%) and remained in line in Brazilian real compared to 3Q23, mainly explained by: (i) the reduction of 98 kton, or 11%, in resin sales volume in the Brazilian market and of 8 kton, or 9%, in sales volume of the main chemicals in the international market; and (ii) the 23% drop in the average price of ethane in the international market.

Compared to 4Q22, the decrease in U.S. dollar (-17%) and Brazilian real (-22%) is mainly explained by: (i) the 41%, 16% and 59% reduction, respectively, in ethane, propane and natural gas prices considering the quarter average; (ii) the reduction of 76 kton, or 9%, in resin sales volume in the Brazilian market; and (iii) the reduction of 98 kton, or 15%, in the sales volume of main chemicals in the Brazilian market. In Brazilian real, the decrease is also explained by the 5.8% appreciation in the average of the Brazilian real against the U.S. dollar during the period.

In August 2023, through Decree 11.668/2023, the Federal Government regulated the necessary conditions for the use of the Special Regime for the Chemical Industry (REIQ), applicable retroactively as of January 1, 2023, as established in Federal Law 14,374/2022. The Company, fully meeting all the conditions of said decree, filed a statement of commitment in September with the Federal Revenue Service of Brazil, recognizing in the result US$60 million (R$297 million) related to the calculation of tax credits from January to September 2023.

In the 4Q23, COGS was impacted by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$20 million (R$97 million) and by the Reintegra tax credit of approximately US$0.4 million (R$2.3 million).

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C) SG&A EXPENSES: in U.S. dollar, the increase in relation to 3Q23 (+16%) and 4Q22 (+17%) are mainly explained by higher provisions for losses on accounts receivable, which was partially offset by efforts to reduce fixed costs carried out in the period.

With respect to 4Q22, SG&A remained in line as a result of the fixed cost reduction initiatives in the period, while the increase in dollar (+7%) is explained by the 5.8% increase in the average price of the Brazilian real against the U.S. dollar in the period.

D) Recurring EBITDA: represented 52% of the Company’s consolidated Recurring EBITDA in U.S. dollar.

4.1.4	RENEWABLES
4.1.4.1	OPERATIONAL OVERVIEW

a) Utilization rate Green Ethylene2: decrease in relation to 3Q23 (-46 p.p.) and 4Q22 (-34 p.p.) mainly due to ethanol supply restrictions in December caused by climate conditions in the region.

2 With the completion of the expansion project of 60 kton of green ethylene capacity at Rio Grande do Sul unit, the utilization rate considers production capacity of: (i) 200 kton per year in 3Q22; (ii) 228 kton per year in 2Q23; and (iii) 260 kton per year from 3Q23.

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b) Sales volume Green PE (I’m greenTM biobased): increase compared to 3Q23 (+17%) mainly explained by: (i) the higher availability of product for sale due to the green PE inventory replenishment process, after the conclusion of the bio ethylene production capacity expansion project; and (ii) the increase in demand in the period, related to the seasonality of some customers.

In relation to 4Q22 and the year 2022, the sales volume of green PE decreased (-10%), given the lower availability of product for sale due to the scheduled maintenance shutdown and the conclusion of the ramp-up process of the 30% expansion project of the current production capacity of the green ethylene unit in the Rio Grande do Sul complex.

15

4.1.4.2	FINANCIAL OVERVIEW

A) Green PE and ETBE3 net sales revenue: decreased from 4Q22 (-6%), due to (i) the lower availability of product for sale due to the scheduled maintenance shutdown and completion of the ramp-up process of the expansion project of 30% of the current production capacity of green ethylene unit, in the Rio Grande do Sul complex; and (ii) lower green PE and ETBE prices. In relation to 3Q23 (-1%), net revenue from PE Verde and ETBE remained in line.

4.2	UNITED STATES & EUROPE

Recurring EBITDA was US$87 million (R$430 million), 45% higher than in 3Q23 and 479% higher than 4Q22, and accounting for 37% of the Company’s consolidated Recurring EBITDA in 4Q23. The increase is mainly explained by the sales mix optimization and flexibility in purchase of propylene in the United States.

4.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was lower (-10%) in relation to 3Q23, mainly due to: (i) the seasonality of the period; and (ii) the destocking process in the transformation chain in the region. Compared to 4Q22, demand in North America was lower (-2%), mainly explained by the destocking process in the converter chain in the region.

In Europe, demand for PP was lower (-6%) than in 3Q23 due to the seasonality effects in the period. Compared to 4Q22, the increase in demand (+5%) is mainly explained by: (i) lower demand in 4Q22 due to lower consumption on account of high inflation in the region; and (ii) high inventories across the converter chain during the same period in the previous year.

3 Product that contains renewable raw materials, ethanol

16

b) Average utilization rate of PP plants: remained in line with 3Q23. Increased (+7 p.p.) when compared to 4Q22 mainly explained by: (i) lower utilization rate in 4Q22 due to the adjustments of production volume to inventory levels and demand in the United States converters chain; and (ii) PP inventory build-up during the quarter considering the scheduled maintenance shutdown at Oyster Creek in the United States expected for 1S24.

c) PP sales volume: lower when compared to 3Q23 (-6%) due to lower demand in the regions, mainly explained by: (i) the seasonality of the period; and (ii) the destocking process in the converter chain in the United States, representing, however, a smaller reduction compared to the variation in demand in the regions. In relation to 4Q22, the PP sales volume remained in line.

17

4.2.2	FINANCIAL OVERVIEW
USA and EUROPE	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Overview (US$ million)
Net Revenue	856	911	765	-6%	12%	3,504	4,550	-23%
COGS¹	(759)	(878)	(725)	-14%	5%	(3,231)	(3,875)	-17%
Gross Profit	97	33	40	196%	141%	273	675	-59%
Gross Margin	11%	4%	5%	8 p.p.	6 p.p.	8%	15%	-7 p.p.
SG&A	(47)	(39)	(45)	18%	4%	(161)	(162)	-1%
Other Operating Income (Expenses)	26	22	(1)	18%	n.a.	63	11	464%
Recurring EBITDA²	87	60	15	45%	n.a	269	609	-56%
EBITDA Margin³	10%	7%	2%	4 p.p.	8 p.p.	8%	13%	-6 p.p.

Financial Overview (R$ million)
Net Revenue	4,238	4,447	4,022	-5%	5%	17,507	23,421	-25%
COGS¹	(3,759)	(4,288)	(3,811)	-12%	-1%	(16,127)	(19,986)	-19%
Gross Profit	479	159	211	n.a.	127%	1,380	3,435	-60%
Gross Margin	11%	4%	5%	8 p.p.	6 p.p.	8%	15%	-7 p.p.
SG&A	(231)	(192)	(235)	20%	-2%	(802)	(839)	-4%
Other Operating Income (Expenses)	126	107	(3)	18%	n.a.	309	57	442%
Recurring EBITDA²	430	296	79	45%	n.a.	1,355	3,094	-56%
EBITDA Margin³	10%	7%	2%	3 p.p.	8 p.p.	8%	13%	-5 p.p.

¹It considers the provision for loss on sale or property, plant and equipment related to the hibernation of a production line at the Marcus Hook plant, in

Pennsylvania, in the amount of R$134 million in 3Q23

²Does not consider the provision for loss on sale or property, plant and equipment related to the hibernation o f a production line at the Marcus Hook plant, in

Pennsylvania

³It considers the Recurring EBITDA in relation to net revenue

A) Net Revenue: compared to 3Q23, lower in both U.S. dollar (-6%) and Brazilian real (-5%) due to the reduction of around 31 kton, or 6% in PP sales volume during the quarter.

Compared to 4Q22, net revenue was higher in both U.S. dollar (+12%) and the Brazilian real (+5%) mainly explained by the sales mix optimization.

B) Cost of Goods Sold (COGS): lower than 3Q23 in both U.S. dollar (-14%) and Brazilian real (-12%), mainly due to: (i) the optimization and flexibility in purchase of propylene in the United States; and (ii) the reduction of around 31 kton, or 6% in PP sales volume in the quarter.

Compared to 4Q22, the increase in U.S. dollar (+5%) is mainly due to the increase of 25% in the quarter average price of propylene in the international markets, the United States and Europe.

18

C) SG&A EXPENSES: increased in U.S. dollar (+18%) due to higher expenses with consulting and third-party services. Compared to 4Q22, the increase in U.S. dollar (+4%) is explained by higher expenses with trading of products, which was partially offset by efforts to reduce fixed costs carried out in the period.

D) Recurring EBITDA: accounted for 37% of the Company’s consolidated Recurring EBITDA in U.S. dollar.

4.3	MEXICO

Recurring EBITDA was US$26 million (R$130 million), higher (+245%) than in 3Q23 and accounting for 11% of the Company’s consolidated Recurring EBITDA. This increase is mainly explained by the 10% increase in the PE spread on the international market in the period due to the drop in production costs resulting from the 23% reduction in ethane prices in the international market.

Compared to 4Q22, Recurring EBITDA increased in U.S. dollar, mainly explained by the 15% increase in PE spread in the international market during the period due to the decline in production costs, as well as the 41% and 59% reduction in ethane and natural gas prices, respectively, in the international market. In Brazilian real, the increase is also explained by the 5.8% appreciation in the average price of the Brazilian real against the U.S. dollar in the period.

4.3.1	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: decreased from 3Q23 (-3%) mainly due to the seasonality of the period. Compared to 4Q22, demand was higher (+6%) driven by: (i) lower PE prices in the international market in the period; and (ii) the rebuilding of inventories, given the lower volumes across the converter chain in relation to the same period last year.

b) Average utilization rate of PE plants: increased in relation to 3Q23 (+18 p.p.) mainly due to the production resumption after the unscheduled shutdown in 3Q23. In relation to 4Q22, the increase (+15 p.p.) is explained by the production normalization due to the higher availability of feedstock.

In 4Q23, the average ethane supply by Pemex was around 35 thousand barrels per day, above the minimum volume established in the contract, and the average ethane import through Fast Track was around 18 thousand barrels per day.

19

c) PE sales volume decreased compared to 3Q23 (-17%) and remained in line with 4Q22, mainly due to inventory rebuilding and the seasonality of the period.

4.3.2	FINANCIAL OVERVIEW
MEXICO	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Overview (US$ million)
Net Revenue	199	217	205	-8%	-3%	890	1,134	-21%
COGS	(191)	(233)	(253)	-18%	-25%	(874)	(983)	-11%
Gross Profit	8	-16	-49	n.a.	n.a.	16	151	-89%
Gross Margin	4%	-8%	-24%	12 p.p.	28 p.p.	2%	13%	-12 p.p.
SG&A	(49)	(36)	(23)	34%	115%	(124)	(88)	42%
Other Operating Income (Expenses)	27	14	(6)	88%	n.a.	40	(6)	n.a.
Recurring EBITDA	26	8	-33	245%	n.a.	101	212	-52%
EBITDA Margin¹	13%	4%	-16%	9 p.p.	29 p.p.	11%	19%	-8 p.p.

Financial Overview (R$ million)
Net Revenue	987	1,056	1,075	-7%	-8%	4,449	5,834	-24%
COGS	(945)	(1,137)	(1,332)	-17%	-29%	(4,366)	(5,070)	-14%
Gross Profit	42	-81	-256	n.a.	n.a.	83	764	-89%
Gross Margin	4%	-8%	-24%	12 p.p.	28 p.p.	2%	13%	-11 p.p.
SG&A	(240)	(177)	(119)	35%	101%	(615)	(452)	36%
Other Operating Income (Expenses)	131	70	(33)	87%	n.a.	195	(33)	n.a.
Recurring EBITDA	130	36	-174	259%	n.a.	505	1,078	-53%
EBITDA Margin¹	13%	3%	-16%	10 p.p.	29 p.p.	11%	18%	-7 p.p.
¹It considers the Recurring EBITDA in relation to net revenue

A) Net Revenue: decreased in both U.S. dollar (-8%) and the Brazilian real (-7%) compared to 3Q23, mainly due to the reduction of 36 kton, or 17%, in PE sales volume in the period.

In relation to 4Q22, the decrease in both U.S. dollar (-3%) and the Brazilian real (-8%) is mainly explained by the 2% reduction in PE prices in the international market. In Brazilian real, the decrease is also explained by the 5.8% appreciation in the average of the Brazilian real against the U.S. dollar during the period.

20

Sales by sector (%)

Sales by region (% in tons)

B) Cost of Goods Sold (COGS): compared to 3Q23, the decline in both U.S. dollar (-18%) and Brazilian real (-17%) is mainly due to (i) the 23% drop in ethane prices in the international market, considering its average price of each quarter; and (ii) reduction of 36 kton, or 17%, in PE sales volume in the quarter.

Compared to 4Q22, the decline in both the U.S. dollar (-25%) and the Brazilian real (-29%) is mainly explained by the reduction of 41% and 59%, respectively, in ethane and natural gas prices in the international market, considering the average price of each quarter. In Brazilian real, the decrease is also explained by the 5.8% appreciation in the average Brazilian real against the U.S. dollar during the period.

21

C) SG&A EXPENSES: the increase in relation to 3Q23 and 4Q22 in U.S. dollar and Brazilian real, is explained, mainly, by expenses related to the ethane resale in the international market in order to mitigate the impacts of the unscheduled shutdown in 3Q23. The revenue portion impacted the Other Operating Income line by US$ 11 million (R$ 52 million). The net result of this operation in the quarter was positive by US$ 5 million (R$ 25 million).

D) Recurring EBITDA: represented 11% of the Company’s consolidated Recurring EBITDA in U.S. dollar.

4.3.3	INVESTMENTS

At the end of 2023, Braskem Idesa had invested approximately US$95 million, around 15% lower than the initial estimate of US$112 million.

Operating Investments 2023: operating investments made by Braskem Idesa were mainly in reliability initiatives and in spare parts.

Strategic Investments 2023: strategic investments refer to the ongoing construction of the ethane import terminal through the Terminal Química Puerto México. In 4Q23, Braskem Idesa received a partial reimbursement in the amount of US$17.5 million, after completion of the process of obtaining financing in the amount of US$408 million for the construction of the ethane import terminal in Mexico.

Investments	R$ MM			US$ MM
	2023	2023e	Chg.	2023	2023e	Chg.
Non-Corporates (Braskem Idesa)
Mexico
Operating	233	348	-33.0%	47	63	-26%
Strategic¹	240	270	-11.2%	48	49	-2%
Total	473	618	-23%	95	112	-15%
¹Considers the amount disbursed by Braskem Idesa.

Investments planned by Braskem Idesa for 2024 will represent US$252 million (R$1.3 billion), out of which US$201 million related to the ethane import terminal will be financed through the Syndicated Project Finance Loan, issued by Terminal Química Puerto México (TQPM), and will not require additional disbursements from shareholders Braskem Idesa and Advario.

22

Operating Investments 2024: the operating investments are mainly allocated to projects related to operating efficiency, such as maintenance, productivity, and HES, including investments in order to achieve Macro-Objectives.

Strategic Investments 2024: strategic investments refer to the ongoing construction of the ethane import terminal through the Terminal Química Puerto México (TQPM).

Investments	2024e
	R$ MM	US$ MM
Non-Corporates (Braskem Idesa)
Mexico
Operating	254	51
Strategic (ex-TQPM)¹	-	-
Total (ex-TQPM)	254	51

TQPM¹	1,016	201

Total	1,270	252
¹The terminal investments will be made through the Project Finance

4.3.3.1	ETHANE IMPORT TERMINAL

In September 2021, Braskem Idesa approved and launched the project to build an ethane import terminal in Mexico, with capacity for up to 80,000 barrels of ethane per day, enabling it to operate at 100% of its capacity. In December 2021, the subsidiary Terminal Química Puerto México (“TQPM”) was established, which will be tasked with building and operating the terminal. In June 2022, Braskem Idesa announced the sale of 50% of the capital stock of TQPM to form a joint venture with Advario B.V., a global leader in the liquid storage sector.

On March 1, 2023, Braskem Idesa met all the conditions for concluding the investment agreement signed with Advario, receiving US$56 million4 related to the retroactive capital contribution equivalent to 50% interest in the capital stock of TQPM paid by Braskem Idesa until said date, totaling US$112 million. Also, the estimated investment for building TQPM was updated to US$446 million (CAPEX ex-VAT) after reviewing the project costs and concluding the mandatory tasks.

In April 2023, the cornerstone-laying ceremony was held, in which Mexican federal and local authorities participated and, in July 2023, the Energy Regulation Commission (CRE) approved the operating license. Finally, on November 1, 2023, Braskem Idesa concluded through its subsidiary TQPM the process of obtaining financing of US$408 million for construction of the terminal. Said financing, structured as a syndicated project finance loan, was issued with a term of 5 years and the usual guarantees for transactions of this nature.

Construction work on the terminal, which began in July 2022, had reached physical progress of 52% by December 2023. The total amount disbursed by Braskem Idesa until December 2023 was around US$105 million5 since the launch of the project, and the net amount of US$ 48 million6 was disbursed in 2023.

Construction of the terminal should be completed by late 2024 and startup should occur during the first quarter of 2025.

4.3.4	DEBT MATURITY PROFILE AND RATING

On December 31, 2023, the average debt term was around 7.1 years, with 53% of the maturities concentrated in or after 2030. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.3% p.a.

The liquidity position of US$241 million is sufficient to cover the payment of all liabilities coming due in the next 34 months.

4 The amounts disbursed by Braskem Idesa include Value Added Tax (VAT).

5 Considers the reimbursement made by Advario in the amount of US$56 million and includes Value Added Tax (VAT).

6 The amount of US$ 48 million considers the reimbursment of US$ 17.5 million made by TQPM in 4Q23.

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Ratings

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	B+	Negative	12/20/2023
S&P	B	Negative	07/07/2023

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5.	CONSOLIDATED FINANCIAL OVERVIEW
Income Statement	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	19,406	19,275	21,938	1%	-12%	81,638	111,716	-27%
Net Revenue	16,691	16,676	18,990	0%	-12%	70,569	96,519	-27%
Cost of Goods Sold	(15,683)	(16,106)	(19,068)	-3%	-18%	(67,548)	(85,161)	-21%
Gross Profit	1,008	569	(78)	77%	n.a.	3,021	11,358	-73%
Selling and Distribution Expenses	(526)	(418)	(536)	26%	-2%	(1,916)	(2,108)	-9%
(Loss) reversals for impairment of accounts receivable	(47)	12	(17)	n.a.	173%	(83)	(38)	115%
General and Administrative Expenses	(613)	(685)	(799)	-11%	-23%	(2,472)	(2,764)	-11%
Expenses with Research and Technology	(116)	(92)	(119)	26%	-3%	(383)	(374)	2%
Investment in Subsidiary and Associated Companies	(1)	(3)	9	-74%	n.a.	7	35	-80%
Other Revenues	436	188	297	132%	47%	1,769	507	n.a.
Other Expenses	(1,171)	(190)	(599)	515%	96%	(2,735)	(2,344)	17%
Operating Profit Before Financial Result	(1,029)	(620)	(1,843)	66%	-44%	(2,792)	4,272	n.a.
Net Financial Result	(798)	(2,410)	(384)	-67%	108%	(3,400)	(4,225)	-20%
Financial Expenses	(1,592)	(1,413)	(1,593)	13%	0%	(5,589)	(5,066)	10%
Financial Revenues	495	432	636	14%	-22%	1,678	1,374	22%
Derivatives and Exchange Variation, net	300	(1,430)	573	n.a.	-48%	511	(533)	n.a.
Profit Before Tax and Social Contribution	(1,827)	(3,030)	(2,227)	-40%	-18%	(6,192)	47	n.a.
Income Tax / Social Contribution	76	472	344	-84%	-78%	1,302	(868)	n.a.
Net Profit (Loss)	(1,751)	(2,558)	(1,883)	-32%	-7%	(4,890)	(821)	n.a.
Attributable to
Company's shareholders	(1,575)	(2,418)	(1,710)	-35%	-8%	(4,579)	(336)	n.a.
Non-controlling interest in Braskem Idesa	(176)	(140)	(173)	26%	2%	(311)	(485)	-36%
5.1	CONSOLIDATED REVENUE

25

5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSE), NET

The Company recorded a total net expense of R$734 million in 4Q23, mainly due to the true up of the accounting provision related to the geological event in Alagoas, which is mainly explained by the update of cost estimates due to: (i) the preventive stoppage of activities in the protection area and surrounding areas; (ii) the update of the action fronts work plan. See attachment 7.2 of this document for more details about the Alagoas geological event. This effect was partially offset by the recognition of PIS and COFINS tax credits on inputs considered essential and relevant.

OTHER REVENUE (EXPENSE), NET¹	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Other Revenues
Fines, imprisionments and indemnities	58	5	120	n.a	-51%	64	120	-46%
Taxes	280	52	15	n.a	n.a%	490	123	n.a.
Others	97	131	162	-26%	-40%	1,215	265	n.a.
Total Other Revenues	436	188	297	132%	47%	1,769	507	n.a%
Other Expenses
Provision for lawsuits, net of reversals	(27)	4	(121)	n.a.	-78%	(87)	(128)	-32%
Provision for damages - Alagoas	(1,048)	(111)	(106)	n.a.	n.a.	(2,308)	(1,520)	52%
Other Provisions	(69)	(5)	(127)	n.a.	-46%	(52)	(239)	-78%
Fines, severance changes and indemnities	(6)	(2)	11	143%	n.a.	(16)	(22)	-31%
Scheduled turnarounds	(7)	(3)	(2)	135%	n.a.	(18)	(32)	-46%
Others	(13)	(74)	(254)	-83%	-95%	(254)	(402)	-37%
Total Other Expenses	(1,170)	(190)	(599)	n.a.	95%	(2,735)	(2,344)	17%

OTHER REVENUE (EXPENSE), NET	(734)	(2)	(302)	n.a.	143%	(966)	(1,836)	-47%
The provision recorded in the quarter will be presented as an income or expense based on the accumulated effect of the provision in the year

26

5.4	RECURRING EBITDA[7]

Braskem’s Recurring EBITDA in 4Q23 was US$211 million (R$1.0 billion), up 13% from 3Q23, mainly due to: (i) the prioritization of sales with higher added value; (ii) the 3% increase in average spread on resins in Brazil; (iii) the 4% increase in average spread on main chemicals in Brazil; (iv) the 10% increase in spreads on PE in Mexico; (v) the flexibility in purchase of propylene in the United States; and (vi) the reduction of around R$72 million in general and administrative expenses as a result of the implementation of corporate initiatives to reduce fixed costs.

Compared to 4Q22, Recurring EBITDA increase, mainly explained by: (i) prioritization of sales with higher added value and sales mix optimization; (ii) the increase of 7 kton, or 10%, in the sales volume of main chemicals in the international market; (iii) the increase of 16 kton, or 8%, in the exports in Brazil/South America segment; (iv) the reduction of around R$186 million in general and administrative expenses as a result of the implementation of corporate initiatives to reduce fixed costs; and (v) the recognition in the result of around US$20 million (R$97 million) related to the calculation of REIQ-related tax credits in 4Q23.

5.5	CONSOLIDATED FINANCIAL RESULT
Financial Result (R$ million)	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
Consolidated	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Expenses	(1,592)	(1,413)	(1,489)	13%	7%	(5,588)	(5,066)	10%
Interest Expenses	(971)	(941)	(831)	3%	17%	(3,780)	(3,125)	21%
Others	(621)	(472)	(658)	32%	-6%	(1,808)	(1,941)	-7%
Financial Income	495	432	438	14%	13%	1,678	1,374	22%
Interest	522	352	297	48%	76%	1,520	1,066	43%
Others	(27)	80	141	n.a.	n.a.	158	308	-49%
Net Foreign Exchange Variation	300	(1,430)	667	n.a.	-55%	511	(533)	n.a.
Foreign Exchange Variation (Expense)	500	(1,755)	623	n.a.	-20%	1,351	(50)	n.a.
Passive exchange rate variation	1,285	(1,201)	1,058	n.a.	21%	3,608	1,795	101%
Hedge Accounting Realization	(785)	(554)	(435)	42%	81%	(2,257)	(1,845)	22%
Foreign Exchange Variation (Revenue)	(207)	301	(50)	n.a.	309%	(751)	(522)	44%
Derivatives Result	6	24	94	-75%	-94%	(89)	39	n.a.

Net Financial Result	(798)	(2,410)	(384)	-67%	108%	(3,400)	(4,225)	-20%

Net Financial Result, w/out foreign exchange variation, net	(1,098)	(980)	(1,051)	12%	4%	(3,910)	(3,692)	6%

Final Exchange Rate (Dollar - Real)	4.84	5.01	5.22	-3.3%	-7.2%	4.84	5.22	-7.2%
Final Exchange Rate (MXN/US$)	16.92	17.62	19.36	-4.0%	-12.6%	16.92	19.36	-12.6%

7 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations and reclassifications of purchases and sales among the segments reported by the Company.

27

Financial expenses: increased from 3Q23 (+13%) and 4Q22 (+7%) due mainly to: (i) the increase in interest expenses explained by the higher gross debt during the period; and (ii) higher expenses with leasing interest. These effects were partially offset by higher interest expenses due to the increase in the gross debt balance in the period.

Financial income: increased from 3Q23 (+14%) and 4Q22 (+13%) explained, mainly, to higher interest on financial investments in Brazil and in the international market, due to the increase in the average amount invested in the period.

Net exchange variation: the positive variation in 4Q23 is mainly explained by: (i) the effect of appreciation in the end-of-period Brazilian real against the U.S. dollar on average net exposure to the currency in the amount of US$4.7 billion; and (ii) the effect of appreciation in the end-of-period Mexican peso against the U.S. dollar at Braskem Idesa in the amount of US$2.2 billion.

Transactions in financial instruments under hedge accounting

In relation to the hedge accounting of exports by Braskem S.A., the Company carried out US$200 million (R$628 million) in exports from a discontinued flow from 2021 in the quarter. The designated initial rate was R$1/US$2.0017, defined in March 2013, while the realization rate was R$1/US$5.1433, defined in August 2021. The balance of financial instruments designated for this hedge accounting ended 4Q23 at US$5.3 billion.

In relation to the hedge accounting of exports by Braskem Idesa, the Company carried out US$111 million (MXN 552 million) in exports from discontinued flows between 2016 and 2023. The designated initial rate was MXN/US$15.0103, while the average realization rate was MXN/US$19.9871. The balance of financial instruments designated for this hedge accounting ended 4Q23 at US$2.2 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Since 2016, Braskem has contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, thus protecting the estimated flows for a horizon of up to 18 months.

On December 31, 2023, Braskem had a notional value of outstanding put options of US$1.5 billion, at an average exercise price of R$/US$4.51. At the same time, the Company also held a short position in calls totaling US$990 billion (notional value), at an average strike price of R$/US$6.78. The contracted operations have a maximum term of 18 months. The fair value of these Zero Cost Collar (“ZCC”) operations was positive in R$37.1 million at the end of the quarter.

Due to lower volatility of the dollar during the period, options were exercised. There was no cash effect in 4Q23.

Cash Flow Hedge	Term	Strike Put (average)	Strike Call (average)	Notional (R$ million)
Zero-Cost Collar	1Q24	4.66	7.02	1,631
Zero-Cost Collar	2Q24	4.60	7.02	1,401
Zero-Cost Collar	3Q24	4.48	6.83	1,178
Zero-Cost Collar	4Q24	4.35	6.46	1,359
Zero-Cost Collar	1Q25	4.42	6.63	803
Zero-Cost Collar	2Q25	4.39	6.39	348
Total		4.51	6.78	6,720

5.6	NET INCOME (LOSS)

In the quarter, the Company posted net loss8 of US$317 million, or R$1.6 billion. In the year, the Company recorded net loss attributable to shareholders of US$935 million, or R$4.6 billion, mainly due to: (i) lower petrochemical spreads in the international scenario, pressured by the imbalance between supply and demand; and (ii) additional provision related to the Alagoas geological event.

8 Based on net income (loss) attributable to the shareholders of the Company.

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5.7	INVESTMENTS

In 2023, the Company made corporate investments of approximately R$3.8 billion, 6% lower the initial expectations of R$4.0 billion, mainly due to the optimizing CAPEX allocation through prioritization of projects and initiatives, without impact on operational safety.

Operating Investments 2023: the main investments made in the year include: (i) scheduled maintenance shutdowns at the green ethylene production plants in Rio Grande do Sul in January 2023, the PVC plants in Alagoas in March 2023, and the cracker in Bahia in December 2023; (ii) the implementation of projects to increase the reliability and operating safety of industrial assets globally; and (iii) the construction of a new Research & Development facility in Boston, U.S., focused on biotechnology, chemical catalysis and open innovation.

Strategic Investments 2023: the funds were mainly allocated to: (i) the project to expand green ethylene production capacity by 30% in Rio Grande do Sul; (ii) the installation of a desulfurization unit to reduce atmospheric emissions and increase energy efficiency of the Triunfo Petrochemical Complex in Rio Grande do Sul; and (iii) investments related to the acquisition of strategic inputs, including catalysts.

Investments	R$ MM			US$ MM
	2023	2023e	Chg.	2023	2023e	Chg.
	(A)	(B)	(A)/(B)	(C)	(D)	(C)/(D)
Corporates (ex-Braskem Idesa)
Brazil	3,419	3,615	-5%	685	653	5%
Operating	2,918	3,237	-10%	585	585	0%
Strategic	501	377	33%	100	68	46%
USA and Europe	340	388	-13%	68	70	-3%
Operating	338	360	-6%	68	65	4%
Strategic	2	28	-93%	0	5	-93%

Total
Operating	3,256	3,597	-9%	653	650	0%
Strategic	503	406	24%	100	73	36%
Total	3,759	4,003	-6%	754	724	4%

In 2023, the main investments related to the Sustainable Development Macro-Objetives represented around 27% of corporate investments in Brazilian reais. The main investments were: (i) expansion of green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the projects associated with reducing CO2 emissions and enhancing the energy efficiency of industrial assets; (iii) the construction of a new Research & Development facility in Boston.

Investments by Macro-Objectives¹	R$ MM			US$ MM
	2023	2023e	Chg.	2023	2023e	Chg.
Dimensions
MO 1 - Health & Safety	311	398	-22%	63	72	-13%
MO 2 - Financial and Economic Results	7	2	n.a.	2	0	n.a.
MO 3 - Disposal of plastic waste	11	21	-48%	2	4	-50%
MO 4 - Climate change	338	258	31%	67	47	43%
MO 5 - Operational Eco-efficiency	182	193	-6%	37	35	6%
MO 6 - Social responsability & Human rights	37	40	-7%	7	7	0.0%
MO 7 - Sustainable innovation	122	134	-9%	25	24	4%
Total	1,009	1,045	-3%	202	189	7%
¹Investments by Macro-Objective do not consider investments in scheduled maintenance turnarounds, spare parts of equipment, among others

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Investments in 2024

The investments expected to be disbursed throughout 2024 by Braskem (ex- Braskem Idesa) will be US$ 440 million (R$ 2.2 billion) in total, around 37% lower than the historical average of the last 7 years (US$ 700 million), and which can be classified as follows:

Operating Investments: (i) scheduled maintenance shutdowns in some units of resins in Brazil, U.S. and Germany; (ii) regulatory investments and those related to process safety; (iii) program for asset mechanical integrity and acquisition of spare parts; and (iv) investments in Innovation & Technology, including the new lab in Boston, United States.

Strategic investments: (i) technological developments; and (ii) the ongoing construction of desulfurization unit to reduce atmospheric emissions and increase energy efficiency of the Triunfo Petrochemical Complex in Rio Grande do Sul.

Investiments	2024e
	R$ MM	US$ MM

Corporates (ex-Braskem Idesa)
Brazil	1,895	375
Operating	1,855	367
Strategic	41	8
USA and Europe	222	44
Operating	222	44
Strategic	-	-
Total (ex-Others Segments	2,117	419
Others Segments	101	20
Operating	47	9
Strategic	55	11
Total	2,219	440

Total
Operating	2,123	421
Strategic	95	19
Total	2,219	440

For 2024, investments related to Macro Goals for sustainable development will total US$87 million (R$437 million), representing 20% of corporate investments, mainly directed to projects on health and safety, combating climate change and sustainable innovation.

Investments by Macro-Objectives¹	2024e
	R$ MM	US$ MM
Dimensions
1 - Health & Safety	223	44
2 - Financial and Economic Results	4	1
3 - Disposal of plastic waste	0	0
4 - Climate change	86	17
5 - Operational Eco-efficiency	53	10
6 - Social responsability & Human rights	4	1
7 - Sustainable innovation	67	13
Total	437	87
¹Investments by Macro-Objective do not consider investments in scheduled maintenance turnarounds, spare parts of equipment, among others

5.7.1	GLOBAL GROWTH STRATEGY

In line with its Corporate Growth Strategy, in the quarter, Braskem remained focused on implementing projects related to its growth avenues, which included the following:

1.	Traditional Business:
a.	Construction of an Ethane Import Terminal in Mexico

Construction work on the terminal, which began in July 2022, had reached physical progress of 52% by December 2023.

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The total amount disbursed by Braskem Idesa until December 2023 was around US$1059 million since the launch of the project. Of this total, US$4810 million was disbursed in 2023. Construction of the terminal should be completed by late 2024 and startup should occur during the first quarter of 2025.

More details about the project are available in section 5.3.3.1.

b.	Industrial Decarbonization Program

In 2023, the 2030 Roadmap11 for global decarbonization totaled over 80 initiatives at different degrees of maturity, with the potential to reduce almost 2.5 million tCO2e/year by 2030 – which represents around 24% less emissions when compared to the baseline period. The initiatives are focused on Braskem's operating assets and are based on the Marginal Abatement Cost Curve (MACC) methodology and the Industrial Decarbonization Roadmap – Portfolio of prioritized decarbonization initiatives.

In November, Braskem and Veolia launched a biomass plant in Alagoas to produce renewable energy on a large scale. With an investment of approximately R$400 million, the industrial plant, which is already in operation, will generate around 900 kton per year, which will contribute to the reduction of around 150,000 tons of GHG12 emissions annually. This amount is equivalent to around a third of Braskem's direct and indirect emissions in the state of Alagoas in 2021.

2.	Investments and initiatives in recycling:
a.	Portfolio of products and segments

In 4Q23, the volume of sales of Wenew brand products with recycled content in Brazil was lower (-13%) than in 3Q23, due to the slowdown in market demand for circular products, reflecting the current petrochemical scenario. Compared to 4Q22, sales volume increased (+2%) due to the sale of bio-attributed ethylene produced from renewable sources in 4Q23.

In the United States and Europe, the volume of sales of products with recycled content increased compared to 3Q23 (+96%), 4Q22 (+3%) mainly due to the launch of Upsyde (Braskem's joint venture with Terra Circular in the Netherlands), a company controlled by Braskem, with patented and proprietary technology for recycling difficult-to-process plastic waste, which is used for the production of consumer durables (such as pallets, boards for use in construction and roads, asphalt blankets and heavy-duty mats).

In Mexico, the volume of sales of products with recycled content was higher than in 4Q22 (+67%) due to (i) the progress of projects in partnership with Braskem's brand-owners and clients; and (ii) access to new markets through the development of new applications. Sales were in line with 3Q23 (+1%).

In the year, sales of the recycled portfolio increased (+25%) compared to 2022 due to (i) growth in South America, reflecting the consolidation of sales made by Wise; (ii) the expansion of the portfolio of products with recycled content (PP, PE and PVC); and (iii) the launch of Upsyde.

5.8	CASH FLOW

In 4Q23, the company registered a positive generation of working capital in the amount of R$520 million due to (i) the reduction in the turnover of days receivable; and (ii) the reduction in sales volume in the period.

At the end of 4Q23, Braskem's average collection period was 30 days, while the average payment period was around 70 days, reflecting the efforts to optimize the Company's working capital.

9 It considers the amount paid by Advario of US$56 million and includes Value Added Tax (VAT).

10The value of US$48 million considers the reimbursement of US$17.5 million made by TQPM in 4Q23.

11The roadmap is dynamic and may change over time as initiatives in the study phase may be discarded and new initiatives included.

12 Greenhouse gases

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Moreover, recurring cash generation decreased in relation to the previous quarter, mainly due to: (i) disbursements related to the scheduled maintenance shutdown at the cracker in Bahia; and (ii) payment of IR/CSLL due in the quarter, which resulted in cash burn of R$524 million.

Considering the disbursements related to the geological event in Alagoas, the Company registered cash burn of R$843 million in 4Q23.

Cash Flow Generation	4Q23	3Q23	4Q22	Chg.	Chg.	2023	2022	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Recurring EBITDA	1,049	921	(168)	14%	n.a.	3,737	10,571	-65%
Operational CAPEX	(1,149)	(1,019)	(1,204)	13%	-5%	(3,788)	(3,898)	-3%
Strategic Investments	(84)	(205)	(327)	-59%	-74%	(742)	(951)	-22%
Changes in Working Capital¹	520	1,306	3,170	-60%	-84%	2,584	4,295	-40%
Operational Cash Generation	336	1,003	1,471	-66%	-77%	1,791	10,017	-82%
Interest Paid	(609)	(1,244)	(435)	-51%	40%	(3,551)	(2,905)	22%
Income tax and social contribution paid	(292)	(89)	(109)	228%	168%	(866)	(998)	-13%
Others²	41	1	(5)	n.a.	n.a.	752	(99)	n.a.
Recurring Cash Generation	(524)	(329)	922	59%	n.a.	(1,874)	6,016	n.a.
Geological Event in Alagoas	(319)	(1,059)	(767)	-70%	-58%	(2,686)	(2,743)	-2%
Cash Generation	(843)	(1,388)	155	-39%	n.a.	(4,560)	3,273	n.a.
¹Adjusted to: (i) exclude payment of the leniency agreement in the amount of R$318 million in 2022; (ii) exclude the effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents in the amount of R$2,700 million in 2023 and R$1,159 million in 2022; (iii) include the amount of leasing of R$1,209 million in 2023 and R$929 million in 2022; and (iv) include adjustments to eliminate effects without cash impact on Net Income in the amount of R$ 343 million in 2023 and R$1,063 million in 2022.
²Includes, mainly funds received in the sale of assets, additions to investment in subsidiaries and other monetizations.

5.9	DEBT MATURITY PROFILE AND RATING

On December 31, 2023, the balance of corporate gross debt stood at R$8.7 billion, composed of 95% long-term maturities and 5% short-term maturities. Net debt at the end of 2023 was US$5.1 billion, remaining stable in relation to 3Q23. Corporate debt in foreign currency corresponded to 88% of the Company's total debt at the end of 2023.

On December 31, 2023, the average term of corporate debt was around 11.8 years, with 61% of maturities concentrated in and after 2030. The average weighted cost of the Company’s corporate debt was exchange variation plus 6.1% a.a.

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Debt	Dec/23	Sep/23	Dec/22	Chg.	Chg.
US$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Consolidated Gross Debt	11,048	10,708	9,024	3%	22%
in R$	1,048	1,034	891	1%	18%
in US$	10,000	9,674	8,133	3%	23%
(-) Debt - Braskem Idesa	2,324	2,215	2,179	5%	7%
in US$	2,324	2,215	2,179	5%	7%
(+) Financing Derivatives	(27)	(24)	(4)	13%	511%
in US$	(27)	(24)	(4)	13%	511%
(=) Gross Debt (Ex-Braskem Idesa)	8,697	8,469	6,841	3%	27%
in R$	1,048	1,034	891	1%	18%
in US$	7,650	7,435	5,950	3%	29%
Cash and Cash Equivalents Consolidated	3,958	3,735	2,832	6%	40%
in R$	2,501	2,229	1,126	12%	122%
in US$	1,456	1,506	1,706	-3%	-15%
(-) Cash and Cash Equivalents - Braskem Idesa	323	287	419	12%	-23%
in US$	323	287	419	12%	-23%
(-) Exclusive Cash to Alagoas	24	33	34	-27%	-29%
in R$	24	33	34	-27%	-29%
(-) Cash to Injunction of ICMS Benefit¹	0	0	0	3%	8%
in R$	0	0	0	3%	8%
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	3,611	3,415	2,380	6%	52%
in R$	2,477	2,196	1,093	13%	127%
in US$	1,134	1,218	1,288	-7%	-12%

(=) Adjusted Net Debt	5,086	5,054	4,461	1%	14%
in R$	(1,430)	(1,163)	(201)	23%	610%
in US$	6,516	6,217	4,662	5%	40%
(+) Global Agreement	203	118	202	72%	0%
in R$	210	120	173	75%	21%
in US$	(7)	(2)	29	306%	n.a.

Recurring EBITDA (LTM)	612	398	1,796	54%	-66%

Adjusted Net Debt/Recurring EBITDA (LTM)	8.64x	12.99x	2.60x	-33%	233%
(-) Hybrid Bond²	318	311	316	2%	1%
in US$	318	311	316	2%	1%
(=) Adjusted Net Debt with 50% of hybrid bond	4,971	4,861	4,347	2%	14%

Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	8.12x	12.21x	2.42x	-33%	236%

¹In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal

District, from the income tax calculation base as of 2021. As it is an uncertain tax treatment, the tax remained recorded in the balance sheet under income tax and social contribution payable. In August 2022, a sentence was handed down restricting the protection only to the presumed ICMS credits, which is why the

Company paid the tax in the amount of R$1.0 billion.

²For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$3.6 billion, in December 2023, is sufficient to cover the payment of all debts coming due in the next 72 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

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Ratings

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB+	Rating Watch Negative	12/14/2023
S&P	BB+	Stable	02/26/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Rating Watch Negative	14/12/2023
S&P	brAAA	Stable	02/26/2024

6.	CAPITAL MARKETS
6.1	STOCK PERFORMANCE

On December 29, 2023, Braskem’s stock was quoted at R$21.86/share (BRKM5) and US$8.82/ share (BAK). The Company’s shares are listed on Level 1 corporate governance segment of B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs), with each Braskem ADR (BAK) corresponding to two class “A” preferred shares issued by the Company, and on the Madrid Stock Exchange (LATIBEX) under the ticker XBRK.

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6.2	PERFORMANCE OF CORPORATE DEBT SECURITIES

35

7.	LIST OF ANNEXES:
7.1	PETROCHEMICAL SPREADS

BRAZIL

•	PE Spreads[13]: increased from 3Q23 (+9%).
o	PE prices in the U.S. were higher (+2%) than in 3Q23, impacted by the lower inventories across the region, and higher exports during the period.
o	ARA naphtha price remained steady with 3Q23.
o	Compared to the same quarter of 2022, spreads decreased (-1%), mainly due to lower PE prices (-3%) in 4Q23, impacted by the normalization of international logistics and the consequent reduction in costs.
•	PP Spread[14]: increased from 3Q23 (+3%).
o	PP spreads in Asia increased (+1%) from 3Q23, mainly due to the increase in propylene costs in the period.
o	ARA naphtha price remained steady in relation to 3Q23.
o	Compared to the same quarter in 2022, spreads remained in line.
•	PVC Par Spreads[15]: decreased from 3Q23 (-16%).
o	PVC prices in Asia decreased (-4%), in line with 3Q23, due to lower demand especially from the construction sector in China. On the other hand, caustic soda prices in the U.S. increased (+1%) from 3Q23, due to lower availability in the international market, especially in the United States, due to non-scheduled shutdowns at a few plants.
o	In relation to 4Q22, Par PVC spreads were lower (-56%), due to lower caustic soda prices in the United States (-62%), explained by the normalization of caustic soda supplies in the international market, and to lower demand, mainly in the pulp and paper and aluminum sectors.
•	Spreads on Main Basic Chemicals[16]: increased compared to 3Q23 (+4%).
o	The price of main chemicals was 1% higher than in 3Q23, mainly due to: (i) higher propylene prices (+28%), due to lower supply resulting from scheduled and unscheduled shutdowns at PDH plants in the United States; (ii) higher benzene prices (+18%), due to the recovery of prices after the lowest level ever in 3Q23; (iii) higher ethylene prices (+5%), due to lower supply in the region caused by operational shutdowns; and (iv) the lower gasoline price (-24%) in the period, mainly due to lower demand resulting from the end of the driving season in the United States.
o	In relation to 4Q22, the Main Basic Chemicals spread was lower (-5%), mainly impacted by (i) lower chemical product prices (-3%), due to the lower oil price in the period (-5%) resulting from lower demand global.

UNITED STATES & EUROPE

•	U.S. PP Spread[17]: in line with 3Q23 levels.

13 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

14 Asia PP price – Naphtha ARA price.

15 The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

16 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales mix) – naphtha ARA price.

17 U.S. PP – U.S. propylene prices

36

o	Compared to the same quarter last year, spreads were lower (-50%) mainly due to lower PP prices (-8%) in the United States, impacted by: (i) lower global demand associated with the economic scenario of rising inflation and interest rates; and (ii) higher propylene prices (+43%), caused by lower supplies due to operational shutdowns at PDHs (propane dehydrogenation plant) and crackers in the region.
•	Europe PP Spreads[18]: decreased from 3Q23 (-2%).
o	PP prices in Europe increased (+4%) from 3Q23, due to higher local demand caused by delayed deliveries of the imported product. Propylene prices in Europe also increased (+5%) in relation to 3Q23, due to lower supply caused by operational shutdowns in the region.
o	Compared to the same quarter last year, spreads were lower (-10%), mainly affected by lower PP prices in Europe (-5%) in 4Q23, resulting from weaker demand in the period associated with the economic scenario marked by rising inflation and interest rates.

MEXICO

•	North America PE Spreads[19]: increased from 3Q23 (+10%).
o	U.S. PE prices increased (+2%) from 3Q23, as explained above.
o	Ethane prices were lower (-23%), due to higher supply in the region, caused by: (i) traffic bottlenecks in the Panama Canal, which limited gas exports from the United States; and (ii) higher supply, due to increased production during the period.
o	In relation to the same period last year, spreads increased (+15%) mainly due to lower ethane prices (-41%), explained by (i) the lower demand for gas in the United States and Europe, associated with the milder winter in the North Hemisphere than in 4Q22; and (ii) the higher supply in the region, due to transportation problems in the Panama Canal, which limited gas exports from United States.

7.2	UPDATES ABOUT ALAGOAS
a)	Provisions

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of cavities’ stability. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

18 EU PP – EU propylene price

19 U.S. PE – U.S. ethane price.

37

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i.	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents”), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 of the Consolidated and individual financial statements for the year ended December 31, 2023.
ii.	Instrument of Agreement with the Labor Prosecution Office of the State of Alagoas (MPT - AL), entered into on February 14, 2020, in the amount of R$40 million, for implementation of the Program to Recover Business and Promote Education for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the approval of the agreement by the court, the Public-Interest Civil Action (Reparation for Workers) was dismissed;
iii.	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 of the Consolidated and individual financial statements for the year ended December 31, 2023. Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;
iv.	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location;
v.	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the changes in provision in the year ended on December 31, 2023 and 2022:

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Provisions (R$ million)	2023	2022
Balance at the beginning of the period	6,627	7,661
Provisions (*)	2,307	1,520
Payments and reclassifications (**)	(3,826)	(2,743)
Realization of present value adjustment	132	188
Balance at the end of the period	5,240	6,627

(*) In 2023, refers mainly to the complementary provision of approximately R$980 million (R$920 million net of adjustment to present value) of the Instrument of Global Agreement of R$1.7 billion disclosed, of which approximately R$720 million were already provisioned. Of this amount, R$700 million was disbursed in 2023 and R$1 billion (R$961 million net of present value adjustment) is classified as other accounts payable; b) monetary adjustment in total of R$114 million classified as financial expense.

(**) Of this amount, R$2,686 million (2022: R$2,532 million) refers to payments made and R$1,140 million (2022: R$211 million) was reclassified to other accounts payable.

The current provision can be broken down into the following action fronts:

a.	Support for relocating and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$1.4 billion (2022: R$2.1 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available at moment, there is an indication that direct impacts are limited to the cavity's location, within the protective area, which has been vacated since April 2020. The event in cavity 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

Based on preliminary results from the analysis of event in cavity 18, the indication is that filling with sand will not be necessary for this cavity. Still from these results and to find a definitive solution for the six cavities expected to be monitored by sonar (monitoring group), the recommendation was the filling of these cavities with sand.

Considering the progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closuring plan for the 35 mining areas considers that:

(i) 13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning phase;

(ii) 6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;

(iii) 16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

All Company's actions are based on technical studies prepared by outsourced specialists, whose recommendations are submitted to competent authorities and respect the periods of time agreed under the closing plan, which is public and regularly reevaluated jointly with the ANM. After the events in this period, the plan to close mining areas is under revision.

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The provisioned amount of R$ 1.6 billion (2022: 1.4 billion) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of the region’s stability.

Regarding environmental initiatives, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the plan was filed with the MPF. In February 2023, MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis will be updated in December 2025. As one of the developments of the cavity 18 event, although alteration in lagoon's water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report.

c.	Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. On June 30, 2022, the Company filed with MPF the social diagnosis report and the respective social action plan that will support the definition of measures to be adopted. Until December 31, 2023, 24 actions have already been approved. The current provision amount is R$1.4 billion (2022: R$1.6 billion).
d.	Additional measures: Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$ 935 million (2022: R$1.6 billion).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for , and other new developments on the topic.

The measures related to the mining areas closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

40

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On December 13, 2023, the Senate set up a Parliamentary Investigative Committee ("CPI") regarding the geological event in Alagoas. The Company has been monitoring the matter.

An investigation has been carried out under secrecy by the Federal Police in Alagoas for around four years. In December 2023, the Federal Police conducted search and seizure of documents under this investigation, named Salt Tears Operation. In this sense, the Company informs that it is and has always been at the disposal of authorities and that it has been providing all the information related to salt mining during the investigation.

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

For more information, see Note 24 (“Liability of geological event - Alagoas”) of the Individual and Consolidated Financial Statements of December 31, 2023.

b)	Advances on Actions Fronts

Realocation and compensation of residents

By February 29, 2024, 99.6% of properties had already been relocated, with 100% of properties in criticality area 00 having already been relocated. Also, 19,121 proposals were presented, with the acceptance rate of proposals at 99.4%. Additionally, 18,375 proposals for financial compensation were accepted. Under the Financial Compensation and Relocation Support Program (PCF), approximately R$4 billion had been disbursed from the beginning of the program until the end of February 2024. The current expectation for completion of the PCF is to the middle of 2024.

Closuring, monitoring of salt wells, environmental actions and other technical matters

All of the Company's actions are based on technical studies by recognized experts in different fields of knowledge, with recommendations being presented to the competent authorities. The Company obtained approval from the National Mining Agency (ANM) for the Closing Plan to close its 35 mining fronts and periodically issues reports on the execution of the Plan, which meets the standards and recommendations established by this agency. The Plan is expected to be completed by 2026.

41

Cavity 02, which was recommended to be filled with sand, is pressurized, and its migration to the buffering and pressurization group is in the confirmation stage.

On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the local of this cavity, within the protection area, which has been unoccupied since April 2020. The cavity 18 event led to the preventive stoppage of activities in the protection area and surrounding areas, which were resumed in February 2024, after access to the area was granted by the Civil Defense of Maceió.

Based on the preliminary results of the analysis of the cavity 18 event, the indication is that sand filling measures will not be necessary for this cavity. Aiming to find a definitive solution for the 6 cavities previously planned for sonar monitoring (monitoring group), the Company decided that they should be filled with sand.

Based on progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closure plan for the 35 mining fronts considers that:

(i)	13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning phase;
(ii)	6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;
(iii)	16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

In June 2022, in compliance with what was established in the Agreement for Socio-Environmental Reparation, Braskem presented the environmental diagnosis to the MPF, containing the assessment of the potential impacts and environmental damages resulting from the rock salt extraction activity and the environmental plan with proposals for necessary measures. As provided for in the agreement, after a joint choice between the parties, a specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF and, in February 2023, this environmental plan was approved, with the incorporation of the suggestions made in the second opinion report. Braskem began operationalizing the actions foreseen in the Plan, both for the physical and biotic environment, and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes updating the environmental diagnosis after 5 years. As one of the consequences of the event in cavity 18, despite no change in the quality of the water in the lagoon being identified, as provided for in the Socio-Environmental Reparation Agreement, an amendment will be carried out to the current environmental diagnosis by a specialized company.

Socio-urban measures

As an integral part of the unoccupied area transformation agenda, Braskem continues to advance socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation and actions in the unoccupied areas.

Regarding Urban Mobility Projects, a total set of 11 actions were defined that include the construction, expansion or recovery of 33.4 kilometers of roads; 11.5 kilometers of cycle paths; 25.3 kilometers of accessible sidewalks, rainwater drainage system, smart traffic light system, video monitoring and readjustment of public sidewalks.

The implementation of these 11 actions goes through the stages of projects, licensing, contracting and execution of works, with 9 already having their executive projects completed and 2 are in the licensing process. Of the 11 actions, 06 are currently being physically executed, and traffic lights have already been implemented with the intelligent system and continue in assisted operation. The current expectation for completion of the 11 urban mobility actions is by 2026.

In relation to the actions in the unoccupied areas, the general advance of Encosta do Mutange project is 69% and activities related to the demolition process were completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, are still being carried out, with completion scheduled for 2024. Other activities related to emergency demolitions of the areas continue as requested by DCM. In addition, the Company maintains actions to care for neighborhoods, including property security, waste management and pest control.

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The set of social compensation measures was the subject of studies, based on the Technical-Participatory Diagnosis, for the construction of the Socio-urban Action Plan (PAS), prepared by an independent consultancy, after rounds of negotiations with municipal bodies, carrying out interviews of the potentially affected population, organized civil society entities and educational institutions, as part of the organized work process to meet the definitions of the Socio-Environmental Agreement.

The implementation of the PAS began in December 2023, with a support program for the acquisition of goods or services for cultural groups operating in the affected neighborhoods. To date, 23 actions were validated with the Agreement signatory authorities, being 2 actions executed (Cultural Support Program and Cultural Heritage Inventory). Other initiatives are being discussed and will be validated together with the Agreement signatory parties.

Regarding the Urban Integration and Flexais Development Project, the progress in the process of paying compensation to residents (Financial Support Program - PAF) stands out, in which, until February 29, 2024, 1,769 proposals were presented (98.3% of the total) and 1,747 payments have already been completed (98.8% of proposals). In relation to urban requalification actions, from the 23 actions under the Agreement, 12 have already been implemented and 1 is under implementation in the Social and Community Services axes, and civil work 1 initiative is concluded and 1 is in execution. The others are in progress, with emphasis on the Youth Training actions, in which 08 training courses were carried out until the moment. The objective of the project is to promote access to essential public services and encourage the local economy of Flexais, aiming to solve the socioeconomic islanding of the region.

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7.3	CONSOLIDATED INCOME STATEMENT

7.4	CONSOLIDATED RECURRING EBITDA CALCULATION

7.5	RECURRING EBITDA BY SEGMENT

44

7.6	INDICATORS

45

7.7	CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Dec/23 (A)	Dec/22 (B)	Change (A)/(B)
Current	**37,441**	**34,457**	**9%**
Cash and Cash Equivalents	14,187	12,466	*14%*
Marketable Securities/Held for Trading	4,956	2,295	*116%*
Accounts Receivable	2,910	3,232	*-10%*
Inventories	12,532	14,030	*-11%*
Recoverable Taxes	1,461	1,156	*26%*
Prepaid expenses	428	392	*9%*
Derivatives	137	158	*-13%*
Other Assets	830	728	*14%*
Non Current	**54,300**	**53,592**	**1%**
Taxes recoverable	1,370	1,618	*-15%*
Income Tax and Social Contribution	292	253	*15%*
Deferred Income Tax and Social Contribution	6,443	6,359	*1%*
Compulsory Deposits and Escrow Accounts	178	215	*-17%*
Derivatives	210	72	*192%*
Other Assets	309	188	*64%*
Investments	165	149	*11%*
Property, Plant and Equipament	38,405	37,763	*2%*
Intangible Assets	3,108	3,022	*3%*
Assets right of usage	3,820	3,953	*-3%*
Total Assets	**91,741**	**88,049**	**4%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Dec/23 (A)	Dec/22 (B)	Change (A)/(B)
Current	**24,494**	**24,186**	**1%**
Suppliers	13,221	12,247	*8%*
Financing and Debentures	2,029	1,382	47%
Braskem Idesa Financing	739	868	*-15%*
Derivatives	58	195	*-70%*
Salary and Payroll Charges	828	828	0%
Taxes Payable	387	491	*-21%*
Income Tax and Social Contribution	11	381	-97%
Sundry Provisions	1,282	923	39%
Other payables	2,202	1,583	39%
Provision - geological event in Alagoas	2,759	4,248	*-35%*
Lease	978	1,040	-6%
Non Current	**63,968**	**57,755**	**11%**
Financing and Debentures	40,207	34,334	*17%*
Braskem Idesa Financing	10,511	10,502	*0%*
Derivatives	141	82	*72%*
Taxes Payable	206	298	n.a.
Provision - geological event in Alagoas	2,481	2,379	*4%*
Loan to non-controlling shareholders of Braskem Idesa	2,490	2,498	0%
Deferred Income Tax and Social Contribution	1,677	1,153	*45%*
Post-employment Benefit	567	494	15%
Legal provisions	1,095	1,171	*-6%*
Sundry Provisions	943	1,357	*-31%*
Other payables	695	286	143%
Lease	2,955	3,201	*-8%*
Shareholders' Equity	**3,279**	**6,108**	**-46%**
Capital	8,043	8,043	*0%*
Capital Reserve and treasury shares	27	17	*59%*
Profit Reserves	-	1,826	*-100%*
Goodwill on acquisition of subsidiary under common control	(488)	(488)	*0%*
Other results	(852)	(2,076)	*-59%*
Retained Earnings (Accumulated Losses)	(2,738)	-	*n.a.*
Company's Shareholders	**3,992**	**7,322**	**-45%**
Noncontrolling Shareholder Interest in Subsidiaries	(713)	(1,214)	*-41%*
Total Liabilities and Shareholders' Equity	**91,741**	**88,049**	**4%**

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7.8	CONSOLIDATED CASH FLOW

47

7.9	BRASKEM IDESA INCOME STATEMENT

7.10	BRASKEM IDESA BALANCE SHEET

48

7.11	BRASKEM IDESA CASH FLOW

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.